FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of November, 2002

Rio Narcea Gold Mines, Ltd.

(Translation of registrant’s name into English)

Avda. del Laniello 13-Bajo, 33860 Salas, Asturias, Spain

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd. (Registrant)

Date: November 8, 2002	By:	/s/ John Craig

Name: John Craig Title: Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Quarterly Report to Shareholders for the Third Quarter ended September 30, 2002
99.2	News Release regarding Third Quarter Results dated November 7, 2002